

July 31, 2012

Via E-mail
Mr. Leopoldo Viriato Saboya
 Chief Financial Officer
BRF-Brasil Foods S.A.
1400 R. Hungria, 5th Floor
Jd America 01455000 Sao Paulo, SP, Brazil

> **Re:** **BRF-Brasil Foods S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 1-15148**

Dear Mr. Saboya:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Note 5. Segment Information, page F-48

1.   We note that, as a result of organizational changes in the Company during the last quarter of 2011, segment information began to be prepared considering 4 reportable operating segments. One of the four segments, identified as Dairy Products, appears to have incurred operating losses in both fiscal 2011 and 2010. We also note that the Dairy Products segment has been allocated goodwill in the amount of R$ 664.1 million as of December 31, 2011 and that the Company has determined that there is no need to recognize an impairment provision to goodwill. Please tell us, supplementally, the percentage by which the recoverable amount of this unit exceeded its carrying amount at the end of fiscal 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief